Exhibit 99(ii)

Nur die deutsche Version des Abtretungsvertrages ist ausschließlich rechtlich verbindlich. Die englische Fassung ist unverbindlich.
The German version of the Assignment Agreement is the only legally binding version. The English translation is for convenience only.

ABTRETUNGSVERTRAG
zwischen
Qimonda Finance LLC,
Cary, North Carolina
(die ,,Anleiheschuldnerin”)
und
Qimonda AG,
München
(,,Qimonda AG” )
und
Deutsche Bank Trust Company Americas,
New York, New York
(der ,,Zessionar”)
ASSIGNMENT AGREEMENT
among
Qimonda Finance LLC,
Cary, North Carolina
(the “Issuer”)
and
Qimonda AG,
Munich
(“Qimonda AG”)
and
Deutsche Bank Trust Company Americas,
New York, New York
(the “Assignee”)

(1)	Die Anleiheschuldnerin hat aufgrund eines zwischen ihr als Darlehensgeberin und der Qimonda AG als Darlehensnehmerin abgeschlossenen Darlehensvertrages mit Datum vom 13. Februar 2008 (der ,,Darlehensvertrag”) den vollständigen Erlös aus dem Verkauf von Wandelschuldverschreibungen der Anleiheschuldnerin (die ,,Schuldverschreibungen”) im Gesamtnennbetrag von U.S.$ 217.647.000 an die Qimonda AG als Darlehen ausgezahlt (das ,,Darlehen”). Die Auszahlung des Darlehensbetrags erfolgte auf ein in Euro geführtes Konto der Qimonda AG und wurde dort in Euro verbucht. Der Erhalt des Auszahlungsbetrags in Euro durch die Qimonda AG ändert jedoch nichts daran, dass der Darlehensbetrag auf U.S.$ lautet. Die Fälligkeiten und die Währung von Zahlungen aus dem Darlehen entsprechen den Fälligkeiten und der Währung von Zahlungen auf die Schuldverschreibungen; bei vorzeitiger Rückzahlung von Schuldverschreibungen gemäß der Indenture für die Schuldverschreibungen (die ,,Base Indenture”, wie durch eine Supplemental Indenture No. 1 (die ,,Supplemental Indenture“) abgeändert, die ,,Indenture“) ist das Darlehen entsprechend in Höhe des Zugehörigen Darlehensanspruchs (wie in Absatz (2) definiert) zur vorzeitigen Rückzahlung fällig; schließlich ermäßigt sich der Betrag des Darlehens in Höhe des Zugehörigen Darlehensanspruchs bei Wandlung von Schuldverschreibungen entsprechend den Bestimmungen der Indenture durch Übertragung von Schuldverschreibungen gemäß Section 402 der Supplemental Indenture.
(1)	The Issuer, pursuant to a loan agreement dated February 13, 2008 (the “Loan Agreement”) between the Issuer, as lender, and Qimonda AG, as borrower, has disbursed to Qimonda AG the full proceeds from the sale of convertible notes of the Issuer (the “Notes”) in the aggregate principal amount of U.S.$ 217,647,000 by way of loan (the “Loan”). The loan amount was paid to a Euro-denominated account of Qimonda AG and credited to such account in Euro. The receipt of the payment in Euro by Qimonda AG does not alter, however, the U.S.$ denomination of the loan amount. The due dates for, and the currency of payments under the Loan correspond to the due dates for, and the currency of payments under the Notes; in the event of an early redemption of Notes pursuant to the Indenture governing the Notes (the “Base Indenture”, as supplemented by Supplemental Indenture No. 1 (the “Supplemental Indenture”), the “Indenture”) the Loan is likewise subject to early repayment in an amount equal to the respective Appertaining Claims (as defined in sub-paragraph (2)); finally, the amount of the Loan will be reduced in an amount equal to the Appertaining Claim in the event of a conversion of Notes pursuant to the terms of the Indenture by transferring Notes pursuant to Section 402 of the Supplemental Indenture.

(2)	Die Anleiheschuldnerin tritt hiermit ihre Ansprüche gegen die Qimonda AG aus dem Darlehensvertrag auf Zahlung von Kapital (U.S.$ 217.647.000) in Höhe sämtlicher Zugehöriger Darlehensansprüche an den für Rechnung der Anleihegläubiger handelnden Zessionar als Sicherheit für die Ansprüche auf Zahlung des Kapitals aus den Schuldverschreibungen ab. Bei der Abtretung entfällt auf je U.S.$ 1.000 Nennbetrag einer Schuldverschreibung ein Teilbetrag von U.S.$ 1.000 aus dem Darlehen (der auf diese Weise auf eine Schuldverschreibung entfallende Gesamtbetrag wird als ,,Zugehöriger Darlehensanspruch” bezeichnet).
(2)	The Issuer hereby assigns the claims against Qimonda AG for payment of principal under the Loan Agreement (U.S.$ 217,647,000) in an amount equal to the aggregate Appertaining Claims to the Assignee acting on account of the Noteholders for purposes of securing the claims for payment of principal of the Notes. Upon such transfer, on each partial principal amount of a Note in the amount of U.S.$ 1,000 a partial amount of the Loan in the amount of U.S.$ 1,000 will be attributable (the total amount so attributable to a Note being referred to as “Appertaining Claim”).

Hinsichtlich jeder Schuldverschreibung erfolgt die Sicherungsabtretung auflösend bedingt durch die Rückzahlung der Schuldverschreibung mit Zugehörigem Darlehensanspruch ohne Ausübung des Wandlungsrechts. Der Zessionar ist ermächtigt, die Abtretung für die Anleihegläubiger anzunehmen. Die Erklärung der Abtretung und die Annahme bedürfen nicht der Bekanntmachung.
In respect of each Note, such transfer for security purposes will be subject to the condition subsequent (auflösende Bedingung) of the redemption of the Note with Appertaining Claim without exercise of the conversion right. The Assignee shall be authorized to accept the transfer on account of the Noteholders. The declarations of the transfer and its acceptance need not be published.

(3)	Der Zessionar nimmt hiermit die Abtretung gemäß Absatz (2) an.
(3)	The Assignee hereby accepts the assignment pursuant to subsection (2).

(4)	Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung geht auch der Zugehörige Darlehensanspruch über, ohne dass es dafür einer ausdrücklichen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung, ist nichtig. Bei Wandlung von Schuldverschreibungen entsprechend den Bestimmungen der Indenture geht, der Zugehörige Darlehensanspruch mit der Übertragung der Schuldverschreibungen auf die Qimonda AG über und erlischt damit.
(4)	The Appertaining Claim related to each Note is undetachable from the relevant Note. Any transfer of a Note results in the transfer of the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of a conversion of Notes pursuant to the terms of the Indenture, by transferring Notes the Appertaining Claim shall pass to Qimonda AG and expire therewith.

(5)	Begriffe, die in diesem Abtretungsvertrag verwendet werden und in dem Darlehensvertrag oder der Indenture definiert sind, haben in diesem Abtretungsvertrag die gleiche Bedeutung wie in dem Darlehensvertrag bzw. der Indenture, soweit sie in diesem Abtretungsvertrag nicht anderweitig definiert sind.
(5)	Unless otherwise defined herein, terms used herein and defined in the Loan Agreement or the Indenture shall in this Assignment Agreement have the meaning attributed to them in the Loan Agreement or the Indenture, as the case may be.

(6)	Der Zessionar verpflichtet sich, das Original dieses Vertrages bis zur Erfüllung der Verpflichtungen aus den Schuldverschreibungen und diesem Abtretungsvertrag zu verwahren.
(6)	The Assignee undertakes to hold the original of this Agreement in custody until the obligations under the Notes and this Assignment Agreement are discharged.

(7)	Für den Fall der Ausübung der Greenshoe Option durch die Konsortialbanken verpflichten sich die Anleiheschuldnerin, die Qimonda AG und der Zessionar, am Greenshoe Zahltag eine Ergänzung zu diesem Abänderungsvertrag in der Form von Anlage 1 abzuschließen, um eine Abtretung der auf die Greenshoe Schuldverschreibungen entfallenden Zugehörigen Darlehensansprüche entsprechend diesem Abtretungsvertrag durchzuführen.
(7)	If the Greenshoe Option is exercised by the Underwriters, as of the Greenshoe Closing Date the Issuer, Qimonda AG and the Assignee will enter into a supplement to this Assignment Agreement, in the form of Exhibit 1, to effect the assignment of the Appertaining Claims attributable to the Greenshoe Notes in accordance with this Assignment Agreement.

(8)	Auf diesen Abtretungsvertrag findet das Recht der Bundesrepublik Deutschland Anwendung. Erfüllungsort und ausschließlicher Gerichtsstand für alle Klagen und sonstige Verfahren aus oder in Zusammenhang mit diesem Vertrag gegen die Qimonda AG ist München, Bundesrepublik Deutschland.
(8)	The rights and obligations under this Assignment Agreement shall be governed exclusively by the laws of the Federal Republic of Germany. Place of performance and exclusive place of jurisdiction for any action or other legal proceeding against Qimonda AG arising under or in connection with this Agreement shall be Munich, Federal Republic of Germany.

(9)	Die deutsche Fassung dieses Abtretungsvertrages ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.
(9)	The German version of this Assignment Agreement shall be the only legally binding version. The English translation is for convenience only.

Cary, North Carolina, 13. Februar 2008
Qimonda Finance LLC
Cary, North Carolina, February 13, 2008
Qimonda Finance LLC

München, 13. Februar 2008
Qimonda AG
Munich, February 13, 2008
Qimonda AG

New York, New York, 13. Februar 2008
Deutsche Bank Trust Company Americas
New York, New York, February 13, 2008
Deutsche Bank Trust Company Americas

Nur die deutsche Version des Ergänzungsvertrags zum Abtretungsvertrag ist ausschließlich rechtlich verbindlich. Die englische Fassung ist unverbindlich.
The German version of the Supplement to the Assignment Agreement is the only legally binding version. The English translation is for convenience only.

ERGÄNZUNG ZUM
ABTRETUNGSVERTRAG
zwischen
Qimonda Finance LLC,
Cary, North Carolina
(die ,,Anleiheschuldnerin”)
und
Qimonda AG,
München
(,,Qimonda AG” )
und
Deutsche Bank Trust Company Americas,
New York, New York
(der ,,Zessionar”)
SUPPLEMENT TO
ASSIGNMENT AGREEMENT
among
Qimonda Finance LLC,
Cary, North Carolina
(the “Issuer”)
and
Qimonda AG,
Munich
(“Qimonda AG“)
and
Deutsche Bank Trust Company Americas,
New York, New York
(the “Assignee”)

(1)	Am [___] 2008 haben die Konsortialbanken ihre Greenshoe Option bezüglich Greenshoe Schuldverschreibungen im Gesamtnennbetrag von U.S.$ [___] ausgeübt.
(1)	On [___], 2008, the Underwriters exercised their Greenshoe Option with respect to Greenshoe Notes in the aggregate principal amount of U.S.$ [___].

(2)	Die Anleiheschuldnerin tritt hiermit ihre Ansprüche gegen die Qimonda AG aus dem Darlehensvertrag auf Zahlung des Greenshoe Darlehensbetrages (U.S.$ [___]) in Höhe sämtlicher auf die Greenshoe Schuldverschreibungen entfallenden Zugehöriger Darlehensansprüche an den für Rechnung der Anleihegläubiger handelnden Zessionar als Sicherheit für die Ansprüche auf Zahlung des Kapitals aus den Greenshoe Schuldverschreibungen ab. Bei der Abtretung entfällt auf je U.S.$ 1.000 Nennbetrag einer Greenshoe Schuldverschreibung ein Teilbetrag von U.S.$ 1.000 des Greenshoe Darlehensbetrages (der auf diese Weise auf eine Greenshoe Schuldverschreibung entfallende Gesamtbetrag wird als ,,Zugehöriger Darlehensanspruch“ bezeichnet).
(2)	The Issuer hereby assigns the claims against Qimonda AG for payment of the Greenshoe Loan Amount (U.S.$ [___]) under the Loan Agreement in an amount equal to the aggregate Appertaining Claims attributable to the Greenshoe Notes to the Assignee acting on account of the Noteholders for purposes of securing the claims for payment of principal of the Greenshoe Notes. Upon such transfer, on each partial principal amount of a Greenshoe Note in the amount of U.S.$ 1,000 a partial amount of the Greenshoe Loan Amount in the amount of U.S.$ 1,000 will be attributable (the total amount so attributable to a Greenshoe Note being referred to as “Appertaining Claim”).

Hinsichtlich jeder Greenshoe Schuldverschreibung erfolgt die Sicherungsabtretung auflösend bedingt durch die Rückzahlung der Greenshoe Schuldverschreibung mit Zugehörigem Darlehensanspruch ohne Ausübung des Wandlungsrechts. Der Zessionar ist ermächtigt, die Abtretung für die Anleihegläubiger anzunehmen. Die Erklärung der Abtretung und die Annahme bedürfen nicht der Bekanntmachung.
In respect of each Greenshoe Note, such transfer for security purposes will be subject to the condition subsequent (auflösende Bedingung) of the redemption of the Greenshoe Note with Appertaining Claim without exercise of the conversion right. The Assignee shall be authorized to accept the transfer on account of the Noteholders. The declarations of the transfer and its acceptance need not be published.

(3)	Der Zessionar nimmt hiermit die Abtretung gemäß Absatz (1) an.
(3)	The Assignee hereby accepts the assignment pursuant to subsection (1).

(4)	Die Absätze (3) bis (9) des Abtretungsvertrages vom 13. Februar 2008 auf den sich diese Ergänzung bezieht, gelten entsprechend.
(4)	Sections (3) to (9) of the Assignment Agreement which is supplemented by this supplement, shall apply mutatis mutandis.

Cary, North Carolina, [___] 2008
Qimonda Finance LLC
Cary, North Carolina, [___], 2008
Qimonda Finance LLC

München, [___] 2008
Qimonda AG
Munich, [___], 2008
Qimonda AG

New York, New York, [___] 2008
Deutsche Bank Trust Company Americas
New York, New York, [___], 2008
Deutsche Bank Trust Company Americas

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